Exhibit 99.1

New Frontier Health Corporation Announces Fourth Quarter and Fiscal 2019 Financial Results

New Frontier Health Corporation (“NFH” or “the Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare (“UFH"), today announced the unaudited financial results of Healthy Harmony Holdings, L.P. and its subsidiaries (“Healthy Harmony”) for the fourth quarter and fiscal year ended December 31, 20191.

For management purposes, the Company is organized into business units based on the category and stage of development of the Company’s healthcare facilities and geographic locations, and has three reportable operating segments as follows:

(a) Tier 1 Operating Assets: the existing general healthcare facilities located in tier 1 cities in China, such as Beijing United Family Hospital and Shanghai Puxi United Family Hospital, and their associated clinics.

(b) Tier 2 Operating and Other Assets: the existing general healthcare facilities located in tier 2 cities in China, such as Tianjin United Family Hospital, Qingdao United Family Hospital, and other assets, such as a Beijing United Family Rehabilitation Hospital and other clinic assets.

(c) Expansion Assets: the facilities recently opened or about to open including Pudong United Family Hospital, Guangzhou United Family Hospital, and Beijing Datun United Family Hospital.

Financial and Operating Highlights2

For the Quarter Ended December 31, 2019:

•	Revenue increased by 13.9% to RMB639.7 million from RMB561.5 million.

•	Net loss increased to RMB223.2 million from RMB4.1 million, mainly resulted from one-time transaction related costs[3] of RMB147.5 million and an expanded cost basis partially due to the two new hospitals in Guangzhou and Shanghai Pudong, as well as one-off relocation costs related to the move to the expanded facility for PXU.

•	Pro-forma adjusted EBITDA[4] increased by 218.2% to RMB27.6 million.

•	Tier 1 Operating Assets: revenue increased by 6.4% to RMB462.2 million from RMB434.4 million, pro-forma adjusted EBITDA decreased by 5.8% to RMB109.5 million due to an increase in full time medical staff headcounts to support the expanding service lines, as well as additional one-off year-end bonuses awarded for over-achieving 2019 full year budget targets.

•	Tier 2 Operating and Other Assets: revenue increased by 8.6% to RMB95.9 million from RMB88.3 million and adjusted EBITDA[5] (before IFRS 16 adoption) increased by 117.9% to RMB0.6 million from RMB(3.2) million due to increases in patient volume and continued ramping up at tier 2 operating facilities.

•	Expansion Assets: revenue increased by 98.9% to RMB81.6 million from RMB38.8 million and adjusted EBITDA (before IFRS 16 adoption) improved to RMB(37.0) million from RMB(64.4) million due to the continued ramp-up of expansion assets.

For the Fiscal Year Ended December 31, 2019:

•	Revenue increased by 19.0% to RMB2,449.2 million from RMB2,058.8 million.

•	Net loss increased to RMB430.3 million from RMB154.0 million, mainly resulted from one-time transaction related costs[2] of RMB160.1 million and an expanded cost basis partially due to the two new hospitals in Guangzhou and Shanghai Pudong, as well as costs related to the move to the expanded Shanghai Puxi facility.

•	Pro-forma adjusted EBITDA increased by 93.0% to RMB162.9 million.

1 The Company acquired UFH in a business combination that closed on December 18, 2019. The financial results presented herein are those of the Company’s wholly owned subsidiary, Healthy Harmony Holdings, L.P., and do not include the results of the parent entity, NFH, for the 13 day period from December 19, 2019 to December 31, 2019

2 All comparisons made on a year-over-year (“yoy”) basis. As a result of the adoption of International Financial Reporting Standard (“IFRS”) 16, effective January 1, 2019, related lease expenses have been reflected in depreciation and amortization expenses and finance costs. Segment revenue, Pro-forma Adjusted EBITDA, and Adjusted EBITDA before IFRS 16 adoption are presented for comparison purposes. The financial statements of Healthy Harmony have been translated into United States dollars for convenience purposes at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Federal Reserve Board.

3 One time transaction related costs include transaction cost in other operating expenses and transaction bonus included in salaries, wages and benefits expenses

4 Pro-forma Adjusted EBITDA is a non-IFRS performance measures. See “Non-IFRS Financial Measures” for a reconciliation of Pro Forma Adjusted EBITDA to its most comparable financial measure calculated in accordance with IFRS.

5 Adjusted EBITDA is a non-IFRS performance measures. See “Non-IFRS Financial Measures” for a reconciliation of Adjusted EBITDA to its most comparable financial measure calculated in accordance with IFRS.

•	Tier 1 Operating Assets: revenue increased by 9.1% to RMB1,810.7 million from RMB1,659.9 million, pro-forma adjusted EBITDA increased by 15.0% from RMB419.9 million, demonstrating stable growth for both outpatient and inpatient volume as well as improved cost efficiency in tier 1 operating assets.

•	Tier 2 Operating and Other Assets: revenue increased by 17.7% to RMB358.8 million from RMB304.9 million and adjusted EBITDA (before IFRS 16 adoption) improved to RMB(0.2) million from RMB(9.4) million, with tier 2 operating and other assets approaching breakeven as a group.

•	Expansion asset revenue increased by 187.6% to RMB279.6 million from RMB94.1 million and adjusted EBITDA (before IFRS 16 adoption) improved to RMB(161.4) million from RMB(185.3) million, achieving significant progress and is in line with the strong ramp up expectation.

•	Outpatient visits increased by 11.7% to 632,664 from 566,337.

•	Inpatient admissions increased by 22.1% to 10,805 from 8,849.

•	Bed utilization rate* increased to 38.3% from 29.3%.

* Bed utilization is calculated based on the weighted average maximum bed capacity of the year.

Mr. Antony Leung, Chairman of NFH said: “New Frontier Health successfully completed the acquisition of United Family Healthcare in December and delivered strong financial results for 2019. We are delighted to see that UFH has continued its growth in operating assets and ramp up speed of its expansion assets. Looking forward, we remain committed to building and growing our integrated healthcare platform to provide world-class, quality healthcare services to patients in China.”

Ms. Roberta Lipson, Chief Executive Officer of NFH and founder of UFH, commented, “A number of operating achievements helped drive our growth this quarter. Revenue in operating assets continued to grow based on ever-wider recognition of our brand and consumers’ continued confidence in our services, as well as continued expansion of service lines. We moved our original Shanghai Puxi hospital to its new, larger quarters at the end of the year, tripling the capacity of the hospital in a newer and more attractive space. Our Tier 2 Operating Assets also experience strong growth and our expansion assets continued to ramp up as well.”

“As we began 2020, the coronavirus outbreak in China had an impact on China as a whole and on our operations,” she continued. “Looking beyond the outbreak, we see many opportunities to grow our business. As we continue to deliver premium, high-quality services, we are focused on growing our business and shareholder value by driving patient volume, promoting growth within our practice verticals, and growing our network.”

Key Operating Metrics

	2018		2019		Y-o-Y Growth %
	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission
Tier 1 Operating Assets(1)	447,174	6,470	473,471	6,924	5.9%	7.0%
Tier 2 Operating and Other Assets(2)	77,159	2,177	87,511	2,374	13.4%	9.0%
Operating Assets Subtotal	524,333	8,647	560,982	9,298	7.0%	7.5%
Expansion Assets(3)	42,004	202	71,682	1,507	70.7%	646.0%
Total UFH	566,337	8,849	632,664	10,805	11.7%	22.1%

(1)	Tier 1 Operating Assets:: The increase in outpatient volume was driven by several key departments including family medicine, demonstrating Chinese patients’ continued acceptance of the family medicine and primary care, a cornerstone of UFH’s clinical philosophy. Inpatient volume was driven by partially by growth in paediatrics and orthopaedics.
(2)	Tier 2 Operating and Other Assets: The strong growth of outpatient volume was due to the ramp up of current service lines and newly added specialties, including ophthalmology, dermatology and hydrotherapy. The increase of both inpatient admissions and bed utilization was driven by pediatrics, neurorehabilitation, and other specialties.
(3)	Expansion Assets: Shanghai Pudong Hospital (“PDU”) and Guangzhou United Family Hospital (“GZU”) saw fast ramp-up in both outpatient and inpatient volume across all specialties. Furthermore, both hospitals have also made early progress in developing higher acuity / complex specialties, including internal medicine, emergency services, and orthopaedics, during 2019. Hospitals in the Expansion Assets group have started executing a number of more complex surgeries such as breast cancer surgery, complicated endoscopic gastrointestinal surgery, intestinal massive tumor removal, kidney surgery, thyroid cancer surgery, knee and shoulder joint arthroscopies.

Fourth Quarter and Fiscal Year 2019 Results (RMB mm)

	2019 Actual		Y-o-y Change %
Revenue	Q4	FY2019	Q4	FY2019
BJU (incl. clinics)(1)	333.3	1,302.1	6.9%	11.5%
PXU (incl. clinics)(2)	129.0	508.6	5.1%	3.3%
Tier 2 (TJU, QDU, Rehab) & Other Assets(3)	95.9	358.8	8.6%	17.7%
Operating Asset(4)	558.1	2,169.6	6.8%	10.4%
Tier 1 (GZU, PDU, DTU)	79.5	272.3	94.6%	181.6%
Shenzhen (mgmt. contract)	1.8	5.8
Tier 2	0.4	1.6
Expansion Assets(5)	81.6	279.6	110.4%	197.3%
Total(6)	639.7	2,449.2	13.9%	19.0%

(1)	BJU: Revenue of Beijing United Family Hospital (“BJU”) and its associated clinics grew 11.5% yoy in 2019 compared to 2018. BJU’s strong revenue growth in 2019 was primarily driven by an increase in volume in BJU’s family medicine, internal medicine, and emergency services departments, as well as the development of higher acuity departments such as orthopaedics. BJU was one of the first hospitals in China to use the Mako Robot, an orthopaedic surgical system that helps surgeons to achieve greater precision in joint replacement surgeries. In addition, BJU was one of a few private hospitals during 2019 to receive Good Clinical Practice (GCP) approval from the China Food and Drug Administration (CFDA), which allows the hospital to conduct clinical drug trials, providing an excellent opportunity for additional growth as well as for gaining enhanced recognition as a clinical research institution. Oncology service also grew 28% yoy. Moreover, UFH’s Beijing clinical network added two international school nursing clinics in 2019.
(2)	PXU: Shanghai Puxi United Family Hospital (“PXU”) and its associated clinics recorded 3.3% yoy revenue growth in 2019 compared to 2018, which was primarily driven by an increase in volume in PXU’s orthopaedics and surgery departments. The growth for most of 2019 was somewhat impeded by space constraints of the aging facility (in operation since 2005). PXU successfully relocated its business operations to its new, more spacious facility in the second week of October 2019. The new facility is approximately three times larger in size and boasts new, advanced equipment such as 3.0T MRI and hybrid operating theaters, which are expected to contribute further to its revenue growth in fiscal 2020. The management team had previously assumed that PXU would relocate in the second quarter of 2019, however, the move was delayed to the fourth quarter of 2019 due to a delay in receiving necessary medical licensing approvals. the Shanghai network was further enhanced in 2019 with the addition of five international school nursing clinics.
(3)	Tier 2 operating and other assets: Revenue from UFH’s tier two facilities and other assets, as a group, grew at 17.7% yoy in 2019. This growth was primarily driven by the continued ramp-up of Qingdao United Family Hospital (“QDU”) and an increase in postpartum patient volume at Beijing United Family Rehabilitation Hospital (“Rehab”), a result of increased recognition by patients of the benefits of medically-based postpartum care, a service line pioneered by UFH. Moreover, Tianjin United Family Hospital (“TJU”) continued to grow in 2019, adding new video incubator technology to the IVF clinic. Furthermore, Rehab opened a new High Dependency Unit (HDU) in 2019, adding a new, high-margin service line to this facility and is already supporting a number of acute patients with ventilator-based 24-hour intensive care.
(4)	Total operating assets as a group grew 10.4% yoy in 2019.
(5)	Expansion assets: UFH’s Guangzhou United Family Hospital (“GZU”) and Shanghai Pudong United Family Hospital (“PDU”) formally launched with complete practicing licenses[6] in the fourth quarter of 2018. As a result of the strong ramp up, driven by increased brand recognition and new patient uptake, of GZU and PDU in 2019, revenue for UFH’s expansion assets, as a group, increased from RMB94.1 million in 2018 to RMB279.6 million in 2019. GZU and its associated clinics and PDU have generated an annualized revenue of RMB331.9 million based on December 2019 monthly revenue.
(6)	Despite the delay in the relocation to the new expanded PXU facility, UFH’s facilities, as a whole, achieved organic revenue growth of 19.0% yoy in 2019 compared to 2018, which demonstrated strong performance across the group.

6 Formal launch with complete practicing licenses: after receiving the formal approval of practicing license for medical institutions and obstetrics operating license.

Fourth Quarter and Fiscal Year 2019 Results (RMB mm)

EBITDA	2019 Actual		Y-o-y Change %
	Q4	FY2019	Q4	FY2019
Adjusted EBITDA before IFRS 16 adoption
Tier 1 Operating Assets (BJM, PXU)(1)	107.6	463.8	(7.5%)	10.4%
Tier 2 Operating (TJU, QDU, Rehab) & Other Assets(3)	0.6	(0.2)	117.9%	97.4%
Operating Assets(4)	108.1	463.5	(4.4%)	12.9%
Expansion Assets(5)	(37.0)	(161.4)	42.5%	12.9%
HQ	(45.4)	(158.5)	(13.3%)	(12.6%)
Total EBITDA before IFRS 16 adoption(6)	25.7	143.6	196.0%	70.1%

Pro-forma Adjusted EBITDA:
Pro-forma Adjustments for PXU(2)	1.9	19.3
Tier 1 Operating Pro-forma Adjusted EBITDA(2)	109.5	483.1	(5.8%)	15.0%
Operating Assets Pro-forma Adjusted EBITDA(4)	110.1	482.8	(2.7%)	17.6%
Total Pro-forma Adjusted EBITDA(6)	27.6	162.9	218.2%	93.0%

(1)	Tier 1 operating assets: As a result of improved physician productivity and increased efficiencies in selling, general and administrative expenses, BJU, PXU, and their associated clinics (together, “Tier 1 operating assets”) achieved adjusted EBITDA (before IFRS 16 adoption) growth of 10.4% yoy in 2019 compared to 2018. Adjusted EBITDA (before IFRS 16 adoption) was impacted by the “double rent” effect of PXU, where UFH paid rent for both the old site and new site in 2019. Despite the impact of the double rent burden, adjusted EBITDA margin (before IFRS 16 adoption) for Tier 1 Operating Assets increased to 25.6% in 2019 compared to 25.3% in 2018, primarily due to cost controls and operational improvements.
(2)	Pro-forma adjustments: PXU successfully completed its relocation to its new, more spacious facility in the second week of October 2019. The adjustments include (i) giving a pro forma effect to annual rent reimbursement of approximately RMB15 million which took effect in November 2019 as if such reimbursement commenced on January 1, 2019, (ii) adding back RMB 3.7 million for additional rental expenses incurred prior to the PXU relocation due to space constraints, and (iii) RMB 3.7 million of ongoing net savings on fees payable to our business partner for this property in accordance with the rental reimbursement. Tier 1 Operating Assets recorded 15.0% yoy pro-forma adjusted EBITDA growth in 2019 and EBITDA margin improved to 26.7% in 2019, compared to 25.3% in 2018.
(3)	Tier 2 operating and other assets: TJU, Rehab, QDU, and other clinics in 2nd tier cities achieved adjusted EBITDA of (0.2) million in 2019, compared to (9.4) million in 2018, due to increase in patient volume and bed utilization rates. This group is expected to generate positive EBITDA from 2020 onwards. Rehab has reached break even in 2019 mostly due to the increase in inpatient volume. In addition, the adjusted EBITDA margin of TJU has continued to grow mainly due to the development of higher acuity departments such as surgical and emergency services.
(4)	Total operating assets: UFH’s operating assets, as a group, achieved adjusted EBITDA (before IFRS 16 adoption) growth of 12.9% yoy as of 2019 at 21.4% adjusted EBITDA margin. With pro-forma adjustment, total operating assets achieved 17.6% yoy pro-forma adjusted EBITDA growth in 2019 at 22.3% pro-forma adjusted EBITDA margin.
(5)	Expansion assets: Expansion assets, as a group, experienced a decrease in total adjusted EBITDA loss (before IFRS 16 adoption) from RMB(126.6) million (or -220.9% of revenue) in the second half of 2018 to RMB(77.0) million (or -49.5% of revenue) in the same period of 2019. This decrease was primarily due to the strong ramp up in specialties where UFH has established strong brand recognition for the past 22 year of operation, such as the OB/GYN, paediatrics, family medicine, and post-partum rehabilitation practices at both GZU and PDU. In addition, the management contract of the asset light model at the Shenzhen facility started to generate adjusted EBITDA in 2019. UFH is currently overseeing the planning and renovation process of the Shenzhen hospital, and is in return receiving a branding/management fee.
(6)	UFH’s total adjusted EBITDA (before IFRS 16 adoption) for 2019 was RMB143.6 million, or 70.1% yoy growth. With the above-mentioned pro-forma rental related adjustments made for PXU, total pro-forma adjusted EBITDA (before IFRS 16 adoption) in 2019 was RMB162.9 million, or 93.0% yoy growth.

FINANCIAL RESULTS

Unaudited Fourth Quarter of 2019 Results

Revenues were RMB639.7 million ($91.9 million) in the fourth quarter, representing an increase of 13.9% yoy from RMB561.5 million in the fourth quarter of 2018. The increase was primarily driven by growth in both operating assets and expansion assets.

•	Tier 1 Operating Assets: revenue increased by 6.4% yoy to RMB462.2 million from RMB434.4 million, pro-forma adjusted EBITDA decreased by 5.8% to RMB109.5 million, and adjusted EBITDA (before IFRS 16 adoption) decreased by 7.5% to RMB107.6 million from RMB116.3 million, due to an increase in medical staff headcounts to support expanding service line and additional year-end bonuses accrued for achieving 2019 full year targets.

•	Tier 2 operating and Other Assets: revenue increased by 8.6% yoy to RMB95.9 million from RMB88.3 million and adjusted EBITDA (before IFRS 16 adoption) increased by 117.9% to RMB0.6 million from RMB(3.2) million due to increases in patient volume and continued ramping up at tier 2 operating facilities.

•	Expansion Assets: revenue increased by 98.9% yoy to RMB81.6 million from RMB38.8 million, and adjusted EBITDA (before IFRS 16 adoption) improved to RMB(37.0) million from RMB(64.4) million, due to the strong ramp-up of expansion assets.

Operating expenses were RMB802.8 million ($115.3 million) in the fourth quarter, representing an increase of 40.0% yoy from RMB573.3 million.

•	Salaries, wages and benefits expenses increased 24.4% yoy to RMB375.6 million from RMB302.0 million due to new hiring in both operating and expansion assets in tier 1 cities.

•	Supplies and purchased medical services expenses increased 19.6% yoy to RMB111.6 million from RMB93.3 million due to expansion of labor, delivery, recovery, postpartum, and vaccination related services.

•	Depreciation and amortization expenses increased 339.7% yoy to RMB88.2 million from RMB20.1 million due to the adoption of IFRS 16 and the expanded new PXU facility.

•	Lease and rental expenses decreased 93.5% yoy to RMB3.3 million from RMB51.3 million due to adoption of IFRS 16.

•	Impairment of trade receivables remained at the same level as compared to the prior year period.

•	Other operating expenses increased 114.5% yoy to RMB220.1 million from RMB102.6 million mainly due to transaction costs of RMB133.5 million.

As a result of the above, loss from operations in the fourth quarter of 2019 was RMB163.1 million ($23.4 million) compared to RMB11.8 million in the prior year period. Loss before income taxes in the fourth quarter of 2019 was RMB215.8 million ($31.0 million) compared to income before income taxes of RMB41.3 million in the prior year period. Net loss in the fourth quarter of 2019 was RMB223.2 million ($32.1 million) compared to RMB4.1 million in the prior year period. Increased losses in the fourth quarter of 2019 mainly resulted from transaction related costs of RMB147.5 million and an expanded cost basis partially due to the two new hospitals in Guangzhou and Shanghai Pudong, as well as costs related to the move to the expanded facility for PXU.

Full Year 2019 Results

Revenues were RMB2,449.2 million ($351.8 million) in fiscal 2019, representing an increase of 19.0% yoy from RMB2,058.8 million in fiscal 2018. The increase was primarily driven by growth in both operating assets and expansion assets.

•	Tier 1 Operating Assets: revenue increased by 9.1% yoy to RMB1,810.7 million from RMB1,659.9 million, pro-forma adjusted EBITDA increased by 15.0% to RMB483.1 million, and Adjusted EBITDA (before IFRS 16 adoption) increased by 10.4% yoy to RMB463.8 million from RMB419.9 million, demonstrating stable growth for both outpatient and inpatient volume as well as improved cost efficiency in tier 1 operating assets.

•	Tier 2 Operating and Other Assets: revenue increased by 17.7% yoy to RMB358.8 million from RMB304.9 million, and adjusted EBITDA (before IFRS 16 adoption) increased to RMB(0.2) million from RMB(9.4) million, with tier 2 operating and other assets approaching break-even as a group.

•	Expansion Assets: revenue increased by 187.6% yoy to RMB279.6 million from RMB94.1 million, and adjusted EBITDA (before IFRS 16 adoption) improved to RMB(161.4) million from RMB(185.3) million, achieving significant progress and are on track of the strong ramp up expectation.

Operating expenses were RMB2,647.1 million ($380.2 million) in fiscal 2019, representing an increase of 24.0% yoy from RMB2,135.1 million in fiscal 2018.

•	Salaries, wages and benefits expenses increased 19.1% yoy to RMB1,415.2 million from RMB1,187.7 million. As a percentage of revenues, salaries, wages and benefits expenses were controlled at a stable level (57.8% in 2019 compared to 57.7% in 2018), despite increased service needs as evidenced by the significant revenue growth contributed from the ramping up of new facilities such as PXU, GZU, and PDU.

•	Supplies and purchased medical services expenses increased 31.8% yoy to RMB400.2 million from RMB303.6 million due to expansion of labor, delivery, recovery, postpartum, and vaccination related services.

•	Depreciation and amortization expenses increased 146.6% yoy to RMB341.9 million from RMB138.6 million due to adoption of IFRS 16 and the new, expanded PXU facility.

•	Lease and rental expenses decreased 93.2% yoy to RMB13.7 million from RMB201.7 million due to adoption of IFRS 16.

•	Impairment of trade receivables decreased from RMB16.3 million to RMB7.0 million due to an improved collection rate.

•	Other operating expenses increased 63.4% yoy to RMB469.0 million from RMB287.1 million due to transaction costs of RMB146.0 million. As a percentage of revenues, other operating expenses excluding transaction costs decreased to 13.2% from 13.9% in fiscal 2018.

As a result of the above, loss from operations increased 159.3% yoy to RMB197.9 million ($28.4 million) in fiscal 2019 compared to RMB76.3 million in fiscal 2018. Loss before income taxes in fiscal 2019 was RMB367.6 million ($52.8 million) compared to RMB94.3 million in fiscal 2018. Net loss in fiscal 2019 was RMB430.3 million ($61.8 million) compared to RMB154.0 million in fiscal 2018. Increased losses in the fiscal 2019 mainly resulted from transaction related costs of RMB160.1 million, and an expanded cost basis partially due to the two new hospitals in Guangzhou and Shanghai Pudong, as well as costs related to the move to the expanded Puxi facility.

RECONCILIATON OF NON-IFRS FINANCIAL MEASURES

(RMB mm)

	For the quarter ended 31 December		For the year ended 31 December
	2018	2019	2018	2019

Net loss	(4)	(223)	(154)	(430)
Less: Finance income		(1)	(3)	(2)
Add: Finance costs	(20)	54	19	157
Add: Other losses (gains)	(28)	(13)	8	9
Add: Other expense (income), net	(5)	13	(7)	6
Add: Income tax expense	45	7	60	63
Operating loss	(12)	(163)	(76)	(198)
Add: Share-based compensation	(1)	2	18	34
Add: Depreciation and amortization	20	88	139	342
Add: Discontinued monitoring fee payable to Fosun Pharma and TPG	1	1	4	4
Add: One-off transaction related costs	-	147	-	160
Add: Relocation costs of New Puxi Hospital	-	3	-	6
Adjusted EBITDA	9	79	84	349
Less: Lease expense adjustments as a result of IFRS 16 adoption	-	(53)	-	(205)
Adjusted EBITDA (before IFRS 16 adoption)[7]	9	26	84	144
Add: PXU Pro-forma Adjustments	-	2	-	19
Pro-forma Adjusted EBITDA[8]	9	28	84	163

7 Adjusted EBITDA (before IFRS 16 adoption) was approximately RMB25.7 million when restoring rent expense under IAS 17 with the amount of RMB53.6 million for the fourth quarter and RMB143.6 million when restoring rent expense under IAS 17 with the amount of RMB205.1 million for fiscal year 2019, respectively.

8 Pro-forma Adjusted EBITDA (before IFRS 16 adoption) was approximately RMB25.7 million when further restoring rent expense under IAS 17 with the amount of RMB53.6 million for the fourth quarter and RMB143.6 million when restoring rent expense under IAS 17 with the amount of RMB205.1 million for fiscal year 2019, respectively.

RECENT DEVELOPMENTS

New Frontier Corporation Acquisition of United Family Healthcare

On December 18, 2019, New Frontier Corporation (NFC), a public investment vehicle sponsored by New Frontier Group, completed the acquisition of UFH (the “Business Combination”). In connection with the closing, NFC changed its name to New Frontier Health Corporation and its ordinary shares and warrants continued to be listed on the New York Stock Exchange, under the new ticker symbols “NFH” and “NFH WS,” respectively.

NFC acquired UFH from its existing limited partnership and general partnership interests holders, including affiliates of TPG and Fosun Pharma. The acquisition was funded through a combination of cash in NFC’s trust account, borrowings, and proceeds from the private placement of ordinary shares of NFH, led by New Frontier and its strategic partners and institutional investors. Fosun Pharma remains as an important long-term strategic partner.

The transaction provided NFH with approximately $165 million of additional capital, which is expected to be used for general corporate purposes, including for working capital and growth initiatives.

Coronavirus

Since January 2020, the 2019 novel coronavirus (COVID-19) outbreak in China has had an impact on the Company’s operations. In order to protect its staff, the Company has been following government guidelines of 14-day quarantines for staff returning to work from other cities, establishing flexible work arrangements, requiring temperature checks and personal protective equipment at UFH facilities, and providing epidemic control education and training to all staff. As of the date of this press release, the Company has had no confirmed cases of COVID-19 among its staff or patients, and its quarantine and hygiene policies have ensured appropriate levels of staffing throughout UFH’s facilities while ensuring safety.

To protect its patients, the Company has established temperature check stations at all entry points in its hospital facilities, restricted non-patient foot traffic at all facilities, established social distancing policies for patients inside its facilities, and provided free educational literature, in multiple languages, to patients.

In addition, the Company continues to support its patients through free online and telephone consultation services. The services cover over 30 specialties and have reached hundreds of patients, with public health talks on live-broadcasting video platforms reaching more than 1.2 million people. Through these online and telephone consultations, UFH has stayed engaged with patients while helping a broader swath of customers experience its high quality services.

As previously announced, several UFH hospitals have been designated by the government to operate fever care centers, allowing patients to be screened and, if necessary, transferred to designated COVID-19 treatment hospitals. These fever screening centers are separated by air flows and work flows from standard patient clinics, emergency rooms, and inpatient facilities to keep any potentially infected patients from impacting other patients or visitors. As such, nearly all UFH facilities and departments continue to offer services as needed for both inpatients and outpatients during the coronavirus outbreak.

NFH raised charity funds from New Frontier Group, the investment group that sponsored the entity that created NFH, and several strategic partners, and leveraged on its global supply chain network to source urgently needed medical supplies to Leishenshan Hospital, Zhongnan Hospital of Wuhan University, and other institutions at the front lines of the fight against COVID-19. The donation of medical equipment and consumables includes 29 ICU ventilators with 750 breathing circuits and 32 breathing masks, 155,000 pairs of medical examination gloves, 50,000 N95 masks, 3,960 goggles, and 185 reusable face shields. These medical supplies have been sourced across China and around the globe by UFH’s experienced supply chain team and will be directly shipped to the recipient hospitals.

Regional Market Re-Organization

In order to maximise operating efficiencies and synergies among regional facilities, the Company has decided to consolidate its operations in its three major markets, each with a unified leadership team.

The Beijing Market includes all operating facilities, including hospitals and clinics, in Beijing as well as the Bo’ao clinic in Hainan Province.

The Shanghai Market consists of PXU and PDU, as well as the East China clinic network.

The Guangzhou Market consists of GZU and its affiliated clinic network.

UFH was founded with one standalone facility, and as the Company built more hospitals and clinics, it centralized certain policy development and shared service functions in order to achieve standard levels of service, branding, and quality, as well as to achieve economies of scale to eliminate redundant costs. By re-organizing the standalone facilities into unified regional market leadership, the Company aims to realize further efficiencies within each geography, allowing patients to experience the true value of its life cycle of care and seamless experience between clinics and hospitals.

BUSINESS OUTLOOK

The beginning of 2020 was challenging for all industries in China due to the outbreak of the novel coronavirus. As a result of the impact of the coronavirus outbreak, the Company has lowered its expectations for growth in the first quarter of 2020. Based on current market and operating conditions, the Company expects revenues to decrease by approximately 25% to 28% for the first quarter of 2020 year over year. The Company is experiencing positive patient volume trends in March which it believes can continue, and as the epidemic situation continues to improve in China, the Company hopes to return to more normalized growth volumes by summer. This forecast reflects the Company’s current and preliminary views, which is subject to change.

CONFERENCE CALL

A conference call and webcast to discuss New Frontier Healthcare’s financial results and guidance will be held at 8:00 a.m. U.S. Eastern Time on Thursday, March 26, 2020 (or Thursday, March 26, 2020, at 8:00 pm Beijing Time). Interested parties may listen to the conference call by dialing numbers below:

United States: 1-888-204-4368

International: 1-720-543-0214

China Domestic: 400 120 8590

Hong Kong: 800 961 384

Conference ID: 6225395

The replay will be accessible through April 2, 2020, by dialing the following numbers:

United States: 1-844-512-2921

International: 1-412-317-6671

Conference ID: 6225395

The webcast will be available on the Company’s investor relations website at www.nfh.com.cn and will be archived on the site shortly after the call has concluded. A presentation to accompany the call will also be available for download on the website.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals and in total in operation or under construction in all four 1st tier cities and selected 2nd tier cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, UFH’s preparedness to address the outbreak; UFH’s ability to manage patient inflows; and UFH’s ability to prevent the spread of COVID-19 within its facilities; UFH’s ability to grow its business manage its growth; the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting NFH. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of such risks, please refer to NFH’s Form 20-F filed with the U.S. Securities and Exchange Commission on December 26, 2019 and subsequent Form 20-Fs filed by NFH. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-IFRS Measures

The discussion and analysis includes certain measures, including adjusted EBITDA (before IFRS 16 adoption), adjusted EBITDA margin, pro-forma adjusted EBITDA, and pro-forma adjusted EBITDA margin, which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. We use these measures our operating results and for financial and operational decision-making purposes. We believe that adjusted EBITDA and pro-forma adjusted EBITDA helps compare our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance, and helps identify underlying operating results and trends.

Adjusted EBITDA (before IFRS 16 adoption), is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustments as a result of adoption of IFRS 16, and (viii) transaction related costs, was RMB25.7 million ($3.6 million) in the fourth quarter of 2019 compared to RMB8.7 million in the prior year period. UFH adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding “right-of-use” assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 caused depreciation and amortization and finance costs to increase in 2019, and excluded all applicable lease expenses in adjusted EBITDA. For ease of comparison to prior periods, the Company eliminated the impact of IFRS 16 on adjusted EBITDA.

Pro-forma adjusted EBITDA, is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustment as a result of adoption of IFRS 16, (viii) transaction related costs, and (ix) Pro-forma adjustments in PXU that reflects the ongoing reduced rental obligations was RMB19.3 million ($2.8 million) in fiscal 2019. The adjustments include (i) giving a pro forma effect to annual rent reimbursement of approximately RMB15 million which took effect in November 2019 as if such reimbursement commenced on January 1, 2019, (ii) adding back RMB 3.7 million for additional rental expenses incurred prior to the PXU relocation due to space constraints, and (iii) RMB 3.7 million of ongoing net savings on fees payable to our business partner for this property in accordance with the rental reimbursement.

Adjusted EBITDA Margin is calculated by dividing adjusted EBITDA (before IFRS 16 adoption), by total revenue and pro-forma adjusted EBITDA margin is calculated by dividing pro-forma adjusted EBITDA by total revenue.

Please see the table captioned “Reconciliations non-IFRS Financial Measures.”

Exchange Rate Information

The translations from Renminbi to U.S. dollars for purposes of convenience were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019.

Contacts

Media
Harry Chang
Tel: +852-9822-1806
Email: harry@new-frontier.com

Wenjing Liu
Tel: +86-186-1151-5796
Email: liu.wenjing@ufh.com.cn

Investors
ICR, LLC
William Zima/Rose Zu
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com/rose.zu@icrinc.com

Source: New Frontier Health Corporation

HEALTHY HARMONY HOLDINGS, L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands)

	For the quarter ended December 31,			For the year ended December 31,
	2018	2019		2018		2019
	RMB	RMB	US$	RMB		RMB	US$

Revenues	561,547	639,740	91,893	2,058,779		2,449,202	351,806
Operating expenses
Salaries, wages and benefits	-301,999	-375,573	-53,948	-1,187,738		-1,415,179	-203,278
Supplies and purchased medical services	-93,310	-111,605	-16,031	-303,578		-400,196	-57,485
Depreciation and amortization expense	-20,057	-88,193	-12,668	-138,640		-341,932	-49,115
Lease and rental expenses	-51,298	-3,322	-477	-201,670		-13,723	-1,971
Bad debt expense	-4,035	-3,980	-572	-16,329		-7,040	-1,011
Other operating expenses	-102,603	-220,117	-31,618	-287,128		-469,025	-67,371
Expense total	-573,302	-802,790	-115,314	-2,135,083		-2,647,095	-380,231
Operating loss	-11,755	-163,050	-23,421	-76,304		-197,893	-28,426
Finance income	479	528	76	2,543		2,267	326
Finance costs	20,177	-53,675	-7,710	-19,420		-156,817	-22,525
Foreign currency gain (loss)	1,265	13,199	1,896	-34,190		-9,496	-1,364
Gain on liquidation of a foreign operation	26,429	-	-	26,429		-	-
Other income (expense), net	4,673	-12,846	-1,845	6,644		-5,626	-808
Loss before income taxes	41,268	-215,844	-31,004	-94,298		-367,565	-52,797
Income tax expense	-45,393	-7,380	-1,060	-59,749		-62,776	-9,017
Loss for the year	-4,125	-223,224	-32,064	-154,047		-430,341	-61,815
Attributable to
Owners of the parent	5,536	-216,203	-31,056	-130,000		-400,983	-57,598
Non-controlling interests	-9,661	-7,021	-1,009	-24,047		-29,358	-4,217
Other comprehensive income (loss)
Items to be reclassified to profit or loss in subsequent periods (net of tax):
Currency translation differences	-27,769	-8,323	-1,196	-2,159		7,567	1,087
Other comprehensive income (loss)

Comprehensive income (loss) for the year	-47,091	-231,547	-33,260	-156,205	#	-417,798	-60,013

Comprehensive income (loss) attributable to
Owners of the parent	-37,430	-224,526	-32,251	-132,157		-388,440	-55,796
Non-controlling interests	-9,661	-7,021	-1,009	-24,048		-29,358	-4,217

HEALTHY HARMONY HOLDINGS, L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands)

	As of December 31,
	2018	2019
	RMB	RMB	US$
Non-current assets
Plant and equipment	1,894,925	1,891,305	271,669
Goodwill	1,121,138	1,121,138	161,041
Intangible assets	1,092,913	1,087,814	156,255
Right-of-use assets	-	1,660,299	238,487
Deferred tax assets	55,732	60,812	8,735
Restricted cash	350	350	50
Other non-current assets	77,444	95,426	13,707
Total non-current assets	4,242,502	5,917,144	849,945
Current assets			-
Inventories	57,310	56,592	8,129
Trade receivable	181,127	215,376	30,937
Due from related parties	32,670	156,851	22,530
Prepayments and other current assets	35,968	32,824	4,715
Restricted cash	26,272	-	-
Cash and cash equivalents	596,613	442,159	63,512
Total current assets	929,960	903,802	129,823
TOTAL ASSETS	5,172,462	6,820,946	979,768
Current liabilities			-
Trade payables	76,107	99,082	14,232
Contract liabilities	262,733	270,196	38,811
Accrued expenses and other current liabilities	750,230	804,100	115,502
Due to related parties	2,541	4,045	581
Tax payable	21,194	15,278	2,195
Long-term borrowings	20,205	394,310	56,639
Lease liabilities	-	90,521	13,002
Total current liabilities	1,133,010	1,677,532	240,962
NET CURRENT LIABILITIES	-203,050	-773,730	-111,139
TOTAL ASSETS LESS CURRENT LIABILITIES	4,039,452	5,143,414	738,805
Non-current liabilities
Long-term borrowings	387,387	-	-
Contract liabilities	39,086	67,873	9,749
Deferred tax liabilities	264,698	263,210	37,808
Lease liabilities	-	1,661,182	238,614
Other long-term liabilities	8,633	9,358	1,344
Total non-current liabilities	699,804	2,001,624	287,515
Net assets	3,339,648	3,141,790	451,290
EQUITY
Equity attributable to the equity holders of the Company
Partnership Capital	150,550	149,514	21,476
Capital surplus	3,485,320	3,711,274	533,091
Translation reserves	68,397	75,963	10,911
Accumulated deficit	-396,235	-797,220	-114,513
	3,308,032	3,139,532	450,965
Non-controlling interests	31,616	2,259	324
Total equity	3,339,648	3,141,790	451,290

HEALTHY HARMONY HOLDINGS, L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the quarters ended December 31,			For the years ended December 31,
	2018	2019		2018	2019
Cash generated from (used for):	RMB	RMB	US$	RMB	RMB	US$
Operating activities	48,032	7,721	1,109	130,980	273,788	39,327
Investing activities	(96,672)	(130,107)	(18,689)	(534,948)	(422,499)	(60,688)
Financing activities	(4,142)	148,426	21,320	103,635	(9,501)	(1,365)
Net increase/(decrease) in cash and cash equivalents	(52,782)	26,040	3,740	(300,333)	(158,212)	(22,726)